Exhibit 99.1

MicroCloud Hologram Inc.

Announces Receipt of Minimum Bid Price Notice from Nasdaq

SHANGHAI, November 28, 2023- MicroCloud Hologram Inc. (NASDAQ: HOLO) (“MicroCloud” or the “Company”) announced that it has received written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated November 21, 2023, indicating that for the last 31 consecutive business days, the closing bid price for the Company’s security was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market.

In the event the Company does not regain compliance with the minimum bid price requirement by May 20, 2024, the Company may be eligible for an additional 180 calendar day grace period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than 10 business days prior to May 20, 2024 or the expiration of the second compliance period if granted.

Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until May 20, 2024, to regain compliance under the Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s security is at least US$1 for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by May 20, 2024, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period.

The Nasdaq notification letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

About MicroCloud Hologram Inc.

MicroCloud is committed to providing leading holographic technology services to its customers worldwide. MicroCloud ’s holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). MicroCloud also provides holographic digital twin technology services for customers and has built a proprietary holographic digital twin technology resource library. MicroCloud ’s holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of MicroCloud’s holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. For more information, please visit http://ir.MicroCloud holo.com/

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic ;financial condition and results of operations; the expected growth of the holographic industry and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s most recently filed Annual Report on Form 10-K and current report on Form 6-K and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts

MicroCloud Hologram Inc.

Email: IR@mcvrar.com